
                                                                                          ------------------------------------
                               UNITED STATES                                                         OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION                                 ------------------------------------
                                                                                          OMB Number:                3235-0101
                             Washington, D.C. 20549                                       Expires: September 30, 1996
                                                                                          Estimated average burden
                                    FORM 144                                              hours per response             2.0
                                                                                          ------------------------------------
                      NOTICE OF PROPOSED SALE OF SECURITIES                                            SEC USE ONLY
              PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933                       ------------------------------------
                                                                                          DOCUMENT SEQUENCE NO.
ATTENTION:  Transmit for filing 3 copies of this form  concurrently  with either          ------------------------------------
            placing an order with a broker to execute  sale or  executing a sale          CUSIP NUMBER
            directly with a market maker.                                                 ------------------------------------
                                                                                          WORK LOCATION
----------------------------------------------------------------------------------------------------------------------
1(a) NAME OF ISSUER (please type or print)                               (b) IRS IDENT NO.         (c) S.E.C. FILE NO.

Ocwen Financial Corporation                                                  650039856                      00021341
------------------------------------------------------------------------------------------------------------------------------
1(d) ADDRESS OF ISSUER                     STREET              CITY                STATE    ZIP CODE    (e) TELEPHONE NO.
                                                                                                        ----------------------
1675 Palm Beach Lakes Boulevard                           West Palm Beach            FL       33401     AREA CODE    NUMBER
--------------------------------------------------------------------------------------------------------   561      682-8000
------------------------------------------------------------------------------------------------------------------------------
2(a) NAME OF PERSON FOR WHOSE      (b) SOCIAL SECURITY      (c) RELATIONSHIP   (d) ADDRESS  STREET   CITY  STATE   ZIP CODE
     ACCOUNT THE SECURITIES            NO. OR IRS IDENT. NO.    TO ISSUER
     ARE TO BE SOLD                    OR IRS IDENT. NO.

                                                               GENERAL PARTNER
                                                               OF THE SELLER
                                                               IS THE CHAIRMAN
                                                               AND CEO OF THE
FF PLAZA PARTNERS                      51-0337591              ISSUER          2400 Lemoine Ave. Ft. Lee,   NJ      07024
------------------------------------------------------------------------------------------------------------------------------
INSTRUCTION:  The person filing this notice should  contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.
----------------------------------------------------------------------------------------------------------------------
3(a)  Title of   (b)  Name and Address of Each Broker Through Whom the    SEC USE   (c)  Number  (d) Aggregate
        the            Securities are to be Offered or Each Market         ONLY         of Shares    Market
      Class of          Make who is Acquiring the Securities                            or Other     Value
     Securities                                                        Broker-Dealer    Units to
                                                                        File Number     Be Sold
                                                                                   (See instr. 3(c)) (See instr. 3(d))
----------------------------------------------------------------------------------------------------------------------
Common                    Lehman Brothers                                             700,000        4,700,000
----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------
(e) Number of Shares  (f) Approximate    (g)  Name of
    or Other Units        Date of Sale        Each Securities
    Outstanding                                Exchange

                     (See instr. 3(e))
 (See instr. 3(f)     (MO. DAY YR.)      (See instr. 3(g))
-----------------------------------------------------------

 71,450,515             11/30/99              NYSE
-----------------------------------------------------------

INSTRUCTIONS:
1. (a) Name of issuer
   (b) Issuer's I.R.S. Identification Number
   (c) Issuer's S.E.C. file number, if any
   (d) Issuer's address, including zip code
   (e) Issuer's telephone number, including area code


2. (a) Name of person for whose account the securities are to be sold
   (b) Such person's Social Security or I.R.S. identification number
   (c) Such person's relationship to the issuer (e.g., officer, director, 10% stock holder, or member of immediate family of any of the foregoing)
   (d) Such person's address, including zip code

3. (a) Title of the class of securities to be sold
   (b) Name and address of each broker through whom the securities are intended to be sold
   (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
   (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
   (e) Number of shares or other units of the class outstanding, or if debt securities the face number thereof outstanding, as shown by the most recent report or statement published by the issuer
   (f) Approximate date on which the securities are to be sold
   (g) Name of each securities exchange, if any, on which the securities are intended to be sold


                         TABLE I - SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

---------------------------------------------------------------------------------------------------------
     Title of      Date you     Nature of Acquisition Transaction     Name of Person from Whom Acquired
     the Class     Acquired                                             (If gift, also give date donor
                                                                                  acquired)
---------------------------------------------------------------------------------------------------------
    Common          8/96        Exercise of Stock Options              Ocwen Financial Corporation
---------------------------------------------------------------------------------------------------------
    Common          8/98        Purchase                                        Open Market
---------------------------------------------------------------------------------------------------------


----------------------------------------------------------
    Amount of       Date of       Nature of Payment
    Securities      Payment
    Acquired
----------------------------------------------------------
     660,000          9/96         Cash
----------------------------------------------------------
      40,000          8/98         Cash
----------------------------------------------------------

INSTRUCTIONS: If the securities were purchased and full payment therefor was not made in cash at the time of purchase,  explain in the table or in a note thereto the nature of the  consideration  given.  If the consideration  consisted of any note or other  obligation,  or if payment was made in installments  describe the arrangement  and state when the note or other  obligation was discharged in full or the last installment paid.
================================================================================
               TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold
-------------------------------------------------------------------------------------------------------------------
Name and Address of Seller        Title of Securities Sold       Date of Sale       Amount of      Gross Proceeds
                                                                                 Securities Sold
-------------------------------------------------------------------------------------------------------------------
N/A                                     N/A                           N/A            N/A                  N/A
-------------------------------------------------------------------------------------------------------------------

REMARKS:

INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all the securities to persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.


                                   11/30/1999
                      ------------------------------------
                                 DATE OF NOTICE

ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

                      /s/ WILLIAM C. ERBEY, GENERAL PARTNER
                ------------------------------------------------
                                   (SIGNATURE)


The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.


--------------------------------------------------------------------------------
ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)
--------------------------------------------------------------------------------

                                                                 SEC 1147 (9-93)